Exhibit 99.1

YY Group Holding’s YY Smart Tech Expands Strategic Partnerships to Drive Digital Transformation Across Asia

SINGAPORE, December 20, 2024 – YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”) is pleased to announce that its subsidiary and technology arm, YY Smart Tech (YYST), is strengthening its partnership network with leading solution providers and system integrators to deliver cutting-edge services to customers across Singapore and the broader Asia region.

This strategic partnership will elevate YY Smart Tech’s service offerings by delivering innovative solutions in Cybersecurity, IT Infrastructure, and Operational Technology (OT) to clients across diverse sectors, including Government, Banking, and Enterprise.

The partnership, valued at USD $5 million, will span three years starting in 2025. Key partners include Infinity Cybersecurity, which will drive secure and optimized technological solutions to meet evolving customer needs.

As part of this initiative, YY Smart Tech will streamline technology requirements across YYGH’s group of companies and leverage its cutting-edge solutions to enhance internal IT systems and business applications. This initiative reaffirms YY Smart Tech’s dedication to delivering top-tier service quality supported by state-of-the-art technologies and technical expertise.

“We are thrilled to collaborate with such an esteemed lineup of industry leaders to accelerate digital transformation and strengthen security and infrastructure capabilities across Asia,” said a spokesperson for YY Smart Tech. “This partnership will empower us to provide exceptional value to our customers while enabling them to remain competitive and secure in today’s rapidly evolving technological landscape.”

Through these strategic alliances, YY Smart Tech is set to enhance service delivery, reinforce its position as a trusted provider of advanced technology solutions in the region, and drive transformative outcomes for customers, positioning them for success in the digital era.

About YY Group Holdings Limited:

YY Group Holding Limited is a Singapore-based data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions. Rooted in innovation and a commitment to user-centric experiences.

For more information on the Company, please log on to https://yygroupholding.com/.

About YY Smart Tech:

YY Smart Tech is a leading provider of innovative solutions, delivering world-class services in IT infrastructure, cybersecurity, and operational technology to organizations across Singapore and Asia. With a focus on continuous improvement and customer-centric solutions, YY Smart Tech strives to empower businesses to thrive in a complex, fast-paced digital environment.

Investor Contact:

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com